CBAK ENERGY TECHNOLOGY, INC.

BAK Industrial Park, Meigui Street

Huayuankou Economic Zone, Dalian city, Liaoning Province,

People’s Republic of China, 116450

November 10, 2022

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Jeffrey Gordon

Re: CBAK Energy Technology, Inc.

Form 10-K for the Year Ended December 31, 2021

Filed April 15, 2022

File No. 001-32898

Ladies and Gentlemen:

We hereby submit the responses of CBAK Energy Technology, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 27, 2022, providing the Staff’s comments with respect to the above referenced annual report on Form 10-K (the “Form 10-K”) of the Company. Concurrently with the submission of this letter, the Company is submitting its Amendment No. 1 to the Form 10-K (the “Amendment”) together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Year Ended December 31, 2021

Disclosures Related to Our China-Based Operations, page iii

1.	Please enhance your disclosure to also disclose whether you have been or expect to be identified by the Commission under the Holding Foreign Companies Accountable Act.

RESPONSE: In response to the Staff’s comments, we have revised our disclosures to indicate that we have been identified by the Commission under the Holding Foreign Companies Accountable Act (the “HFCA Act”).

2.	Please disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: In response to the Staff’s comments, we have revised our disclosures accordingly.

3.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: In response to the Staff’s comments, we have revised our disclosures accordingly.

4.	Please enhance your disclosure to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

RESPONSE: In response to the Staff’s comments, we have revised our disclosures accordingly.

Item 1A. Risk Factors, page 14

5.	Revise your risk factors to acknowledge that if PRC regulations change or are interpreted differently in the future, the securities you have registered may decline in value or become worthless if the changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries.

RESPONSE: We hereby respectfully advise the Staff that we do not maintain a VIE structure or have any contractual arrangement over the assets of its PRC subsidiaries. Instead, the Company has a direct ownership corporate structure where its business operations are conducted through various directly or indirectly owned subsidiaries in China. As a result, we believe the risks relating to contractual arrangements, such as any inability to assert contractual control over the assets of our PRC subsidiaries, are not applicable.

6.	We note your disclosure about the Holding Foreign Companies Accountable Act on page 15. Please enhance your disclosure to also disclose whether you have been or expect to be identified by the Commission under the HFCAA and what impact this may have on your ability to continue to offer your securities.

RESPONSE: In response to the Staff’s comments, we have revised our disclosures to state that on May 13, 2022, we were identified by the Commission pursuant to the HCFA Act as an issuer whose independent auditor is not subject to PCAOB’s inspection as well as the impacts that this may have on our ability to continue to offer our securities.

7.	We note your risk factor on page 19 that most of your officers and directors are nationals or residents of China. As such, please revise to include a separate Enforceability section to disclose the difficulty of bringing actions and enforcing judgements against these individuals. Refer to Item 101(g) of Regulation S-K.

RESPONSE: In response to the Staff’s comments, we have revised our disclosures and included a separate Enforceability section at the beginning of the Amendment.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86 755-33093707 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

CBAK Energy Technology, Inc.

By:	/s/ Yunfei Li
Name:	Yunfei Li
Title:	Chief Executive Officer

cc:	Kevin Sun, Esq.

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